UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32162

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Fairport Capital, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9141 E. Hidden Spur Trail
(No. and Street)

Scottsdale	AZ	85255
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Patrick A. Conway	480-247-6874	pconway@thefairportgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick A. Conway, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Fairport Capital, Inc., as of March 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

DAWN RANDALL
Notary Public - Arizona
Maricopa Co. / #622601
Expires 03/31/2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Fairport Capital Inc.

Financial Statements and Supplemental Schedules
Required by Rule 17A-5 of the U.S. Securities and Exchange Commission

Including Report of Independent Registered Public
Accounting Firm Report Thereon

March 31, 2023

Fairport Capital, Inc.

Fairport Capital Inc.
Table of Contents

Tuttle & Bond, PLLC
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director and Shareholder of Fairport Capital, Inc.

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Fairport Capital, Inc. (the "Company") as of March 31, 2023, and the related statements of operations, member's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PLLC

Fredericksburg, Texas

June 21, 2023

We have served as the auditor for Fairport Capital, Inc. since 2019.

Tuttle & Bond PLLC
2554 Goehmann Lane
Fredericksburg, TX 78624
www.tuttlebond.com
Ph 512 967 3557

Fairport Capital Inc.
Statement of Financial Condition
March 31, 2023

Assets

Current assets		
Cash and equivalents	$	156,201
Commissions receivable		34,223
Total current assets		190,424
Property and equipment		
Office equipment		2,856
Accumulated depreciation		(2,856)
Net property and equipment		-
Total assets	$	190,424

Liabilities and Shareholder's Equity

Current liabilities		
Accounts payable	$	95,774
Accrued liabilities		11,677
Income taxes payable		6,834
Total current liabilities		114,285
Shareholder's equity		
Common stock - authorized 5,000 shares no par value		
Issued and outstanding 2,000 shares		43,950
Treasury stock - at cost		(14,180)
Retained earnings		46,369
Total shareholder's equity		76,139
Total liabilities and shareholder's equity	$	190,424

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statement of Income and Changes in Retained Earnings
For the Year Ended March 31, 2023

Revenues		
Commisions from mutual funds	$	220,795
Insurance commissions		169,350
Interest income		515
Reimbursed expenses		5,280
Total revenues		395,940
Operating expenses		
Auto		20,052
Client development		14,394
Commissions paid		296,857
Contributions		327
Dues and subscriptions		89
Insurance		821
Medical benefit plan		6,863
Office supplies		10,895
Postage		159
Professional fees		5,716
Regulatory fees		11,511
Rent		7,000
Telephone		5,922
Travel		14,418
Total operating expenses		395,680
Net income before taxes		260
Tax provision		
Current tax provision		957
Total tax provision		957
Net loss after taxes		(697)
Beginning retained earnings		47,066
Ending retained earnings	$	46,369

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2023

	Common Stock	Treasury Stock	Retained Earnings
Beginning	$ 43,950	$ (14,180)	$ 47,066
Net loss	-	-	(697)
Ending	$ 43,950	$ (14,180)	$ 46,369

See report of independent registered public accounting firm and notes to financial statements.

Fairport Capital Inc.
Statement of Cash Flows
For the Year Ended March 31, 2023

Cash flows from operating activities:		
Net income	$	(697)
Adjustments to reconcile change in net income		
to cash provided (used) by operating activities:		
Decrease in commissions receivable		39,058
Decrease in accounts payable		(84,958)
Increase in income taxes payable		957
Total adjustments		(44,456)
Net cash used by operating activities		(45,153)
Net decrease in cash and cash equivalents		(45,153)
Beginning cash and cash equivalents		201,354
Ending cash and cash equivalents	$	156,201
Supplemental disclosures of cash flow information:		
Taxes paid	$	476

See report of independent registered public accounting firm and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairport Capital Inc. (the "Company") was incorporated on March 6, 1984, in the State of Connecticut and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is qualified to sell direct placement programs, mutual funds, and variable annuities. The Company does not carry customer accounts, hold funds or securities of, or for customers. The Company amended its membership agreement with FINRA on October 26, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule. The Company will rely on footnote 74 of SEC Release 34-70073.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Cash and equivalents – For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company may maintain its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue recognition – The Company adheres to the guidance under ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company sells insurance products and fixed and variable annuities, among other retail type security products. The Company believes that its performance obligation is the sale of the insurance policy or security product to the insured or investors and as such is filled on the date the insurance policy is executed or trade date of the security product. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees are recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Disaggregation can be found on statement of operations for the year ended March 31, 2023.

Use of accounting estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Commissions receivable - Commissions receivable is carried at cost. No allowance for uncollectable accounts is required at March 31, 2023 as management does not believe it is exposed to any risk of loss based upon its historical experience. Contract assets are $34,223, while contract liabilities are $13,715.

Property and equipment - Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Asset lives are three to seven years.

Advertising – The Company's policy is to expense advertising as incurred.

Income taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Management has taken the position that it does not believe it has any uncertain tax positions.

The Company's tax returns remain open to examination by regulatory authorities from March 31, 2020 to present.

Medical Reimbursement Plan - On October 1, 1984, the Company adopted a medical reimbursement plan. This plan will pay premiums on health insurance and disability insurance contracts and any medical, dental and optical expenses which are not reimbursed by insurance policies of any officers and their family of the Corporation.

Officer's Salaries - The officer of the Company is a sales representative for the Company and has elected to receive commissions in lieu of salary.

NOTE 3 - RELATED PARTY TRANSACTIONS

Included in accounts payable is $82,059 due to the president for commissions earned and other reimbursable expenses. The president has elected to defer collection to be certain the Company has sufficient operating capital.

NOTE 4 – INCOME TAXES

The Company records its state and federal tax liability in accordance with Financial Accounting Standards Codification 740. Deferred tax assets are recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes, using current tax rates.

The Company had no net deferred tax assets or liabilities as of March 31, 2023.

The components of income tax expense related to continuing operations at March 31, 2023 are as follows:

Federal		
Current provision (benefit)	$	626
Deferred provision (benefit)		
		626
State		
Current provision		331
Deferred provision (benefit)		
		331
Totals	$	957

NOTE 5-CONCENfRATION OF RISK

The majority of the Company's commission income is generated by only a few sales representatives, one of which is the president of the Company. The majority of the Company's commission income is derived from the sales of private placements, annuities, and mutual funds.

NOTE 6-NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital; ratio would exceed 10 to 1. At March 31, 2023, the Company had net capital of $71,006, which was $63,383 in excess of its required net capital which is the greater of $5,000 or 6 *213* of aggregate indebtedness, adjusted for allowable commission payable add backs. The Company's ratio of indebtedness to net capital was 126 to 1.

NOTE 7-SUBSEQUENT EVENTS

In accordance with FASB Accounting Standards Codification 855, Subsequent Events, the Company has evaluated subsequent events to the statement of financial position date of March 31, 2023 through June 21, 2023, which is the date the financial statements were available to be issued.

Fairport Capital Inc.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
For the Year Ended March 31, 2023
Schedule I

Net Capital		
Total shareholder's equity	$	76,139
Deduct shareholder's equity not allowable for net capital		-
Total shareholder's equity qualified for net capital		76,139
Additions/other credits:		-
Total shareholder's equity and allowable subordinated liabilities		76,139
Non-allowable assets		
12b-1 fees receivable		(34,223)
Less: allowable commisssions payable on 12b-1 fees receivable		29,090
Total deductions/other charges		(5,133)
Tentative net capital		71,006
Net capital	$	71,006
Aggregate indebtedness		
Accounts payable and accrued expenses	$	114,285
Total aggregate indebtedness	$	114,285
Computation of basic net capital requirement		
Minimum net capital requirement of reporting broker/dealer	$	5,000
Minimum net capital required as a percentage of aggregate indebtedness	$	7,623
Net capital requirement	$	7,623
Excess net capital	$	63,383
Ratio: Aggregate indebtedness to net capital		161%

See report of independent registered public accounting firm.

Fairport Capital Inc.
Reconciliation of Net Capital from Quarterly Focus - Rule 17a-5(d)(4) of the Securities and Exchange Commission to Annual Audited Financial Statements
For the Year Ended March 31, 2023
Schedule II

Net Capital as reported on 4th Quarter Focus	$	58,360
Adjustments from 4th Quarter Focus to Annual Audit		
Federal and state income tax provision		(957)
Correction of non-allowable adjustment for 12b-1 fees payable		29,090
Accrued expense adjustment		(487)
Accrued commissions payable		(15,000)
Total adjustments		12,646
Revised Net Capital as reported in the Annual Audit	$	71,006

See report of independent registered public accounting firm.

Fairport Capital, Inc.
9141 E. Hidden Spur Trail
Scottsdale, AZ 85255

Tuttle & Bond, PLLC
2954 Goehmann Lane
Fredericksburg, TX 78624

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) for a partial period and Release No. 34-70073, Footnote 74, ("the Report") for the remaining period covered by the Report.

Fairport Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, Fairport Capital, Inc. states the following:

1. Fairport Capital, Inc. is filing this Exemption Report relying Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 ("the Release:") because the firm limits its business exclusively, such that it does not and will not:

   (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to Fairport Capital, Inc.); (2) carry accounts of or for customers, and (3) carry PAB accounts, and will otherwise limit its business activities to:

   A. Mutual Fund Retailer – Subscription only.
   B. Broker or dealer selling variable life insurance or annuities.
   C. Real estate syndicator.
   D. Broker or dealer selling oil and gas interests.
   E. Broker or dealer selling tax shelters or limited partnerships in primary distributions.
   F. Private placement of securities.

2. Fairport Capital, Inc. met the identified operating limitations to operate pursuant to Release No. 34-70073, Footnote 74, without exception for the period April 01, 2022, through March 31,2023.

I, Patrick A. Conway, to the best of my knowledge and belief, affirm that the information contained herein is true and correct.

Regards,

Patrick A. Conway
President

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended March 31, 2023

Report of Independent Registered Public Accounting
Firm Exemption Review Report

Patrick Conway
Fairport Capital, Inc.
14538 N. Frank Lloyd Wright Blvd.,
Suite B-14
Scottsdale, AZ 85260

Dear Mr. Conway:

We have reviewed management's statements, included in the accompanying Exemption Report, in which Fairport Capital, Inc. does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, but instead relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. Fairport Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fairport Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC

Tuttle Bond PLLC

Fredericksburg, Texas
June 21, 2023